The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated March 20, 2018

Pricing supplement To prospectus dated April 15, 2016 and prospectus supplement dated April 15, 2016, product supplement no. 4-I dated April 15, 2016	Registration Statement Nos. 333-209682 and 333-209682-01 Dated February , 2018 Rule 424(b)(2)

JPMorgan Chase Financial Company LLC

Structured Investments	$ Return Enhanced Notes Linked to the Taiwan Stock Exchange Capitalization Weighted Stock Index due September 25, 2019 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek an uncapped return of 4.22 times any appreciation of the Taiwan Stock Exchange Capitalization Weighted Stock Index at maturity.

•	Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level, be willing to lose some or all of their principal amount at maturity.

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Index:	The Taiwan Stock Exchange Capitalization Weighted Stock Index (Bloomberg ticker: TWSE)
Upside Leverage Factor:	4.22
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 4.22. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return × 4.22)
If the Ending Index Level is equal to the Initial Index Level, you will receive the principal amount of your notes at maturity.
Your investment will be fully exposed to any decline in the level of the Index. If the Ending Index Level is less than the Initial Index Level, at maturity you will lose 1 % of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return)
You will lose some or all of your principal amount at maturity if the Ending Index Level is less than the Initial Index Level.
Index Return:	(Ending Index Level – Initial Index Level) Initial Index Level
Initial Index Level:	The closing level of the Index on the Pricing Date
Ending Index Level:	The arithmetic average of the closing levels of the Index on the Ending Averaging Dates
Pricing Date:	On or about March 23, 2018
Original Issue Date:	On or about March 28, 2018 (Settlement Date)
Ending Averaging Dates*:	September 16, 2019, September 17, 2019, September 18, 2019, September 19, 2019 and September 20, 2019
Maturity Date*:	September 25, 2019
CUSIP:	48129MEW2

*	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $12.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement

If the notes priced today, the estimated value of the notes would be approximately $981.60 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $960.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012644/crt_dp64831-424b2.pdf

•	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

JPMorgan Structured Investments —	PS- 1
Return Enhanced Notes Linked to the Taiwan Stock Exchange Capitalization Weighted Stock Index

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Index Level of 11,000 and reflects the Upside Leverage Factor of 4.22. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
18,150.00	65.00%	274.300%
16,500.00	50.00%	211.000%
15,400.00	40.00%	168.800%
14,300.00	30.00%	126.600%
13,200.00	20.00%	84.400%
12,650.00	15.00%	63.300%
12,100.00	10.00%	42.200%
11,550.00	5.00%	21.100%
11,275.00	2.50%	10.550%
11,000.00	0.00%	0.000%
10,725.00	-2.50%	-2.500%
10,450.00	-5.00%	-5.000%
9,900.00	-10.00%	-10.000%
8,800.00	-20.00%	-20.000%
7,700.00	-30.00%	-30.000%
6,600.00	-40.00%	-40.000%
5,500.00	-50.00%	-50.000%
4,400.00	-60.00%	-60.000%
3,300.00	-70.00%	-70.000%
2,200.00	-80.00%	-80.000%
1,100.00	-90.00%	-90.000%
0.00	-100.00%	-100.000%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Index increases from the Initial Index Level of 11,000 to an Ending Index Level of 11,550.

Because the Ending Index Level of 11,550 is greater than the Initial Index Level of 11,000 and the Index Return is 5%, the investor receives a payment at maturity of $1,211 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5% × 4.22) = $1,211

Example 2: The level of the Index decreases from the Initial Index Level of 11,000 to an Ending Index Level of 5,500.

Because the Ending Index Level of 5,500 is less than the Initial Index Level of 11,000 and the Index Return is -50%, the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 2
Return Enhanced Notes Linked to the Taiwan Stock Exchange Capitalization Weighted Stock Index

Selected Purchase Considerations

•	UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 4.22. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined based on the movement of the level of the Index. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

•	RETURN LINKED TO THE TAIWAN STOCK EXCHANGE CAPITALIZATION WEIGHTED STOCK INDEX — The return on the notes is linked to the Taiwan Stock Exchange Capitalization Weighted Stock Index, also known as the TAIEX. The TAIEX is a capitalization-weighted price return index of the Taiwan equity market. The TAIEX is composed of all common stocks listed for trading on the Taiwan Stock Exchange. For additional information about the TAIEX, see Annex A in this pricing supplement.

•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note. However, under a recent IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as interest) with respect to dispositions occurring before January 1, 2019. You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to a loss if the Ending Index Level is less than the Initial Index Level. For every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you may lose some or all of your principal amount at maturity.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

JPMorgan Structured Investments —	PS- 3
Return Enhanced Notes Linked to the Taiwan Stock Exchange Capitalization Weighted Stock Index

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

JPMorgan Structured Investments —	PS- 4
Return Enhanced Notes Linked to the Taiwan Stock Exchange Capitalization Weighted Stock Index

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index, including:

•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;

•	customary bid-ask spreads for similarly sized trades;

•	our internal secondary market funding rates for structured debt issuances;

•	the actual and expected volatility of the Index;

•	the time to maturity of the notes;

•	the dividend rates on the equity securities included in the Index;

•	interest and yield rates in the market generally;

•	the exchange rates and the volatility of the exchange rates between the U.S. dollar and each of the currencies in which the equity securities included in the Index trade and the correlation among those rates and the level of the Index; and

•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Index would have.

•	NON-U.S. SECURITIES RISK — The equity securities included in the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.

•	EMERGING MARKETS RISK — The equity securities included in the Index have been issued by non-U.S. companies located in an emerging markets country. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

•	NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the equity securities included in the Index are based, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in any payment on the notes.

•	VOLATILITY RISK — Greater expected volatility with respect to the Index indicates a greater likelihood as of the Pricing Date that the Ending Index Level could be less than the Initial Index Level. The Index’s volatility, however, can change significantly over the term of the notes. The closing level of the Index could fall sharply during the term of the notes, which could result in your losing some or all of your principal amount at maturity.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, the estimated value of the notes will be provided in the pricing supplement and may be as low as the minimum for the estimated value of the notes set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimum for the estimated value of the notes.

JPMorgan Structured Investments —	PS- 5
Return Enhanced Notes Linked to the Taiwan Stock Exchange Capitalization Weighted Stock Index

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 4, 2013 through March 16, 2018. The closing level of the Index on March 19, 2018 was 11,046.90.

We obtained the closing levels of the Index above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date or any Ending Averaging Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

JPMorgan Structured Investments —	PS- 6
Return Enhanced Notes Linked to the Taiwan Stock Exchange Capitalization Weighted Stock Index

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors ” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and Annex A in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

JPMorgan Structured Investments —	PS- 7
Return Enhanced Notes Linked to the Taiwan Stock Exchange Capitalization Weighted Stock Index

Annex A

The Taiwan Stock Exchange Capitalization Weighted Stock Index

All information contained in this document regarding the Taiwan Stock Exchange Capitalization Weighted Stock Index (the “TAIEX”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, Taiwan Stock Exchange Co., Ltd. (the “TWSE”). The TAIEX is calculated, maintained and published by TWSE. TWSE has no obligation to continue to publish, and may discontinue publication of, the TAIEX.

The TAIEX is reported by Bloomberg L.P. under the ticker symbol “TWSE.”

The TAIEX is a capitalization-weighted price return index of the Taiwan equity market. The TAIEX covers all of the listed stocks on the Taiwan Stock Exchange (the “TSE”), excluding preferred stocks, full-delivery stocks and newly listed stocks, which are listed for less than one calendar month on the TSE. The number of constituents included in the TAIEX is not fixed. The TAIEX was set with an initial baseline value of 100 points in 1966.

Composition of the TAIEX

The constituents of the TAIEX are taken from all common stocks listed for trading on the TSE, as set forth below:

(1) Stocks of newly listed companies are included in the sample from the first trading day of the next month following one full calendar month from listing; provided that, stocks of listed companies converted into financial holding companies or investment holding companies, and listed companies transferred from the over-the-counter market are included in the sample from the day of listing.

(2) Stocks suspended from trading are included in the sample from the first trading day of the next month following one full calendar month from reinstatement of normal trading; provided that, stocks suspended from trading because of issuance of replacement shares due to capital reduction resulted from a corporate split are included in the sample from the day of resuming trading of the new shares.

(3) Full delivery stocks are excluded from the sample, and will be included again on the day regular trading status is restored.

As of March 19, 2018, the following companies are the top 10 components included in the TAIEX:

Company	TSE Ticker	Weight
Taiwan Semiconductor Manufacturing Company Limited	2330	20.080359%
Hon Hai Precision Industry Co. Ltd.	2317	4.888832%
Formosa Petrochemical Corp.	6505	3.355746%
Chunghwa Telecom Co. Ltd.	2412	2.591396%
Cathay Financial Holding Co. Ltd.	2882	2.044974%
Formosa Plastics Corp.	1301	1.991171%
Nan Ya Plastics Corp.	1303	1.974942%
Formosa Chemicals & Fibre Corp.	1326	1.949046%
MediaTek Inc	2454	1.604061%
Fubon Financial Holding Co. Ltd.	2881	1.603617%

As of March 19, 2018, Taiwan Semiconductor Manufacturing Company Limited, which we refer to as TSMC, is the largest component of the TAIEX, making up a significant portion of the weight of the TAIEX. For additional information about TSMC, please see “Taiwan Semiconductor Manufacturing Company Limited” below.

Calculation of the TAIEX

The TAIEX is calculated by the following formula:

Index = Aggregate market value / Base value of the current day × 100

The aggregate market value is the summation of the market values obtained by multiplying the traded price of each constituent stock by the number of issued shares of the current day. If there is no traded price on the current day, the opening auction reference price of the current day may be used for calculation. However, stock of newly listed companies included in calculation of TAIEX may be accounted for on the basis of the number of listed shares of the current date.

The base value at the time of commencement of calculation of the TAIEX base period is the current aggregate market value at that time.

TAIEX Adjustments

Upon occurrence of any of the below-listed events, the base value of the TAIEX will be adjusted to maintain the continuity of the TAIEX:

(1)	Addition or deletion of a constituent stock – effective date;

(2)	Subscription of common shares for cash capital increase – ex-right date;

(3)	Distribution of common shares or certificates of entitlement to new shares to employees as compensation – listing date;

(4)	Distribution of common shares as stock dividends on preferred stock – ex-right date;

(5)	Holding by a listed company of treasury stock for which capital cancellation has not been carried out – ex-right date;

(6)	Share cancellation in accordance with the law – ex-right date or the third trading day of the next month following public announcement on capital decrease, whichever comes first;

(7)	Failed offering for cash capital increase – at reversion to the original number of issued shares on the third trading day of the next month following receipt of notification;

(8)	Listing of certificates of entitlement to new shares or issuance of new shares following company merger or consolidation – listing date;

(9)	Listing of common shares issued in replacement of certificates of entitlement to convertible bonds – listing date;

(10)	Common shares converted directly from convertible bonds issued through exercise of securities with subscription right – ex-right date or the third trading day of the next month following the public announcement of capitalization amendment registration;

(11)	Cash capital increase shares or certificates of payment for which shareholders have waived subscription rights and public underwriting has been adopted – listing date;

(12)	New shares issued for global depositary receipts – listing date;

(13)	Common shares converted from convertible preferred shares – listing date; and

(14)	Other non-trading factors affecting aggregate market value.

The formula for adjustment of the base value is as follows:

Base value of the current day = base value of the previous day × (adjusted aggregate market value after the close of the previous day / the closing aggregate market value of the previous day)

Adjusted aggregate market value after the close of the previous day = closing aggregate market value of the previous day + the sum of all adjustments in market value.

Adjustments in market value are calculated as follows:

Item (1) above: Adjusted market value = closing price of the previous day × number of shares issued

Item (2) above: Adjusted market value = cash capital increase subscription price × number of cash capital increase shares

Item (3) above: Adjusted market value = (closing price of the common shares before the listing date of distribution of common shares or certificates of entitlement to new shares to employees as compensation) × number of shares resulting from compensation to employees

Item (4) above: Adjusted market value = ex-right reference price of the common shares × total number of common shares issued as stock dividends on preferred shares

●	Ex-right reference price of the common shares = (closing price before the ex-right date + cash capital increase subscription price × cash capital increase share distribution rate) / (1 + shareholder stock dividend rate + cash capital increase share distribution rate)

●	Shareholder stock dividend rate = number of capital increase shares distributed as dividends to shareholders / number of issued shares before the ex-right date

●	Cash capital increase share distribution rate = number of shares issued for the cash capital increase / number of shares issued before the ex-right date

Item (5) above: Adjusted market value = aggregate market value after the ex-right date - aggregate market value before the ex-right date

●	Market value before the ex-right date = (closing price before the ex-right date - cash dividends per share) × number of shares issued before the ex-right date

●	Market value after the ex-right date = (closing price before the ex-right date - cash dividends per share) / (1 + shareholder stock dividend rate) × number of shares issued after the ex-right date

Items (6), (7), (8), (9), (10), (11), (12), (13) and (14) above: Adjusted market value = closing price of the previous day × change in the number of shares

●	If the closing price is not available, the opening auction reference price of the current day may be used for the calculation of the various adjusted market values after the close of the previous day.

License Agreement with TWSE

JPMorgan Chase & Co. intends to enter into a non-exclusive license agreement with TWSE providing for the license to it, and certain of its affiliated or subsidiary companies, including JPMorgan Financial, of the right to use the TAIEX, which is owned and published by TWSE, in connection with certain securities, including the notes. The license agreement between TWSE and JPMorgan Chase & Co. is expected to provide that the following language must be set forth in this pricing supplement:

THE NOTES ARE NOT IN ANY WAY SPONSORED, ENDORSED, SOLD OR PROMOTED BY TWSE AND TWSE DOES NOT MAKE ANY WARRANTY OR REPRESENTATION WHATSOEVER, EXPRESSLY OR IMPLIEDLY, EITHER AS TO THE RESULTS TO BE OBTAINED FROM THE USE OF THE TAIEX AND/OR THE FIGURE AT WHICH THE SAID INDEX STANDS AT ANY PARTICULAR TIME ON ANY PARTICULAR DAY OR OTHERWISE. THE TAIEX IS COMPILED AND CALCULATED BY TWSE. HOWEVER, TWSE SHALL NOT BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE TAIEX AND TWSE SHALL NOT BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

The TAIEX is calculated by TWSE. TWSE does not sponsor, endorse or promote the notes.

All copyright in the TAIEX values and constituent list vests in TWSE. JPMorgan Chase & Co. expects to obtain a license from TWSE to use such copyright in the creation of the notes.

Taiwan Semiconductor Manufacturing Company Limited

Public Information

All information contained herein on the common shares of TSMC and on TSMC is derived from publicly available sources, without independent verification.  According to its publicly available filings with the SEC, TSMC is a foundry that manufactures semiconductors using its manufacturing processes for its customers based on tier own or third parties’ proprietary integrated circuit designs.  The common shares of TSMC, par value NT$10.00 per shares (TSE ticker: 2330) are listed on the TSE.  TSMC’s SEC file number is 001-14700.

Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC.  Information provided to or filed with the SEC by the relevant issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided above and can be accessed through www.sec.gov.  We do not make any representation that these publicly available documents are accurate or complete.

Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of those materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates.

Historical information Regarding the Common Shares of TSMC

The following graph sets forth the historical performance of TSMC based on the weekly historical closing prices of one common share of TSMC on the TSE from January 4, 2013 through March 16, 2018.  The closing price of one common share of TSMC on the TSE on March 19, 2018 was NT$255.00.  We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.  The closing prices may have been adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

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